SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                                  For 22 June 2005


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


22 June 2005

The Governor and Company of the Bank of Ireland ("Bank of Ireland") Issue EUR600
        million Dated Callable Step-Up Floating Rate Subordinated Notes
                                 due July 2017

Bank of Ireland announces that it has launched and priced an issue of EUR 600 million dated callable step-up floating rate subordinated notes due July 2017 ("the notes"). The transaction is part of Bank of Ireland's normal capital management process. J&E Davy, HSBC Bank plc and Lehman Brothers (International) Europe are joint lead managers on the transaction.

The notes have been priced with a coupon of 30 bps over 3 month Euribor and issued at 99.805%. Interest will be payable quarterly in arrears until 3 July 2017. The notes are callable at par at the option of Bank of Ireland, subject to regulatory approval, on 3 July 2012, and every coupon payment date thereafter. If the notes are not called on 3 July 2012 the coupon resets to a floating rate of 80 bps over 3 month Euribor.

Application will be made to the London Stock Exchange for admission of the notes to the Official List. Stabilisation/FSA.

Enquiries:

Brian Kealy, Head of Capital Management                003531 - 6043537

Geraldine Deighan, Head of Investor Relations          003531 -6043511

Dan Loughrey, Head of Group Corporate Communications   003531 - 6043833








                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 22 June 2005